As filed with the Securities and Exchange Commission on January 12, 2016

File Nos. 33-31894

811-5954

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No. 95

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 96

THE CHARLES SCHWAB FAMILY OF FUNDS

(Exact Name of Registrant as Specified in Charter)

211 Main Street, San Francisco, California 94105

(Address of Principal Executive Offices)

(800) 648-5300

(Registrant’s Telephone Number, including Area Code)

Marie Chandoha

211 Main Street, San Francisco, California 94105

(Name and Address of Agent for Service)

Copies of communications to:

Douglas P. Dick, Esq.	John M. Loder, Esq.	David J. Lekich, Esq.
Dechert LLP	Ropes & Gray LLP	Charles Schwab Investment Management, Inc.
1900 K Street, N.W.	800 Boylston Street	211 Main Street
Washington, DC 20006	Boston, MA 02199-3600	SF211MN-05-491 San Francisco, CA 94105

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement on Form N-1A (the Registration Statement).

2. This explanatory note.

3. Part C to the Registration Statement (including signature page).

4. Exhibits (j)(ii), (j)(iii), (j)(iv), (j)(v), (j)(vi), (j)(vii), (j)(viii), (j)(x), (j)(xi), (j)(xii), (j)(xiii) and (j)(xiv) to Item 28 to Part C of the Registration Statement.

This Post-Effective Amendment is being filed solely to file new Powers of Attorney for the Trustees of the Trust and the Chief Financial Officer of the Trust (exhibits (j)(ii), (j)(iii), (j)(iv), (j)(v), (j)(vi), (j)(vii), (j)(viii), (j)(x), (j)(xi), (j)(xii), (j)(xiii) and (j)(xiv)) to Item 28 to Part C of the Registration Statement.

Parts A and B of Post-Effective Amendment No. 94 to the Registration Statement filed on October 30, 2015, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the 1933 Act), are incorporated by reference herein.

The Charles Schwab Family of Funds
PEA No. 95
Part C: Other Information
ITEM 28.	EXHIBITS.
(a)	Amended and Restated Agreement and Declaration of Trust, dated May 9, 1995, is incorporated herein by reference to Exhibit (1) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on February 13, 1998 (hereinafter referred to as PEA No. 33).

(b)	Amended and Restated Bylaws of the Registrant, adopted November 16, 2004, are incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 28, 2005 (hereinafter referred to as PEA No. 58).

(c)(i)	Article III, Sections 4 and 5; Article IV, Section 1; Article V; Article VI, Section 2; Article VIII, Section 4; and Article IX, Sections 1, 4 and 7 of the Amended and Restated Agreement and Declaration of Trust, dated as of May 9, 1995, are incorporated herein by reference to Exhibit (1) of PEA No. 33.

(c)(ii)	Article 9 and Article 11 of the Amended and Restated Bylaws, dated as of November 16, 2004, are incorporated herein by reference to Exhibit (b) of PEA No. 58.

(d)(i)	Investment Advisory and Administration Agreement between Registrant and Charles Schwab Investment Management, Inc. (the Investment Adviser) with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(i) of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 25, 2007 (hereinafter referred to as PEA No. 65).

(d)(ii)	Amendment, dated January 1, 2007, to the Investment Advisory and Administration Agreement between Registrant and Investment Adviser with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(ii) of PEA No. 65.

(d)(iii)	Amendment, dated June 5, 2007, to the Investment Advisory and Administration Agreement between Registrant and Investment Adviser with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(iii) of Post-Effective Amendment No. 80 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 6, 2012 (hereinafter referred to as PEA No. 80).

(d)(iv)	Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, with respect to the funds listed on Schedule A thereto, as amended, dated June 15, 1994, is incorporated herein by reference to Exhibit (5)(d) of Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 30, 1997.

(d)(v)	Schedule A, dated as of April 2, 2012, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(v) of PEA No. 80.

(d)(vi)	Schedule B, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(v) of PEA No. 65.

(d)(vii)	Schedule C, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(vi) of PEA No. 65.

(d)(viii)	Schedule D, dated as of April 2, 2012, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(viii) of PEA No. 80.

(d)(ix)	Letter of Agreement between Registrant, the Investment Adviser and Charles Schwab & Co., Inc. (Schwab), dated April 30, 2015, is incorporated herein by reference to Exhibit (d)(ix) of Post-Effective Amendment No. 92 to Registrant’s Registration Statement on Form N-1A (File No 811-5954), electronically filed with the SEC on April 29, 2015.

(d)(x)	Expense Limitation Agreement, on behalf of the Funds listed on Schedule A, between the Investment Adviser, Schwab and Registrant, dated as of May 2, 2007, is incorporated herein by reference to Exhibit (d)(xii) of Post-Effective Amendment No. 66 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on July 18, 2007.

(d)(xi)	Schedule A, dated as of April 2, 2012, to the Expense Limitation Agreement between the Investment Adviser, Schwab and Registrant, dated May 2, 2007, is incorporated herein by reference to Exhibit (d)(xi) of Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 25, 2014 (hereinafter referred to as PEA No. 86).

ITEM 28.	EXHIBITS.

(e)(i)	Amended and Restated Distribution Agreement between Registrant and Schwab, dated July 1, 2009, is incorporated herein by reference to Exhibit (e) of Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on February 4, 2010 (hereinafter referred to as PEA No. 73).

(e)(ii)	Amended Schedule A, dated April 2, 2012, to the Distribution Agreement between Registrant and Schwab, dated July 1, 2009, is incorporated herein by reference to Exhibit (e)(ii) of PEA No. 80.

(f)	Inapplicable.

(g)(i)	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 59 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on April 28, 2006 (hereinafter referred to as PEA No. 59).

(g)(ii)	Amended Appendix A, dated March 14, 2012, to the Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company, dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(ii) of PEA No. 80.

(h)(i)	Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc., dated July 1, 2009, is incorporated herein by reference to Exhibit (h)(i) of PEA No. 73.

(h)(ii)	Amended Schedule A, dated March 14, 2012, to the Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. is incorporated herein by reference to Exhibit (h)(ii) of PEA No. 80.

(h)(iii)	Shareholder Servicing and Sweep Administration Plan, dated July 1, 2009, is incorporated herein by reference to Exhibit (h)(ii) of PEA No. 73.

(h)(iv)	Amended Schedule A, dated January 20, 2015, to the Shareholder Servicing and Sweep Administration Plan, dated July 1, 2009, is incorporated herein by reference to Exhibit (h)(iv) of Post-Effective Amendment No. 90 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on January 20, 2015 (hereinafter referred to as PEA No. 90).

(h)(v)	Amended Schedule B, dated April 2, 2012, to the Shareholder Servicing and Sweep Administration Plan, dated July 1, 2009, is incorporated herein by reference to Exhibit (h)(v) of PEA No. 80.

(h)(vi)	Master Fund Accounting and Services Agreement between Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated herein by reference to Exhibit (g)(ix) of PEA No. 59.

(h)(vii)	Amended Schedule A, dated April 2, 2012, to the Master Fund Accounting and Services Agreement between Registrant and State Street Bank and Trust Company, dated October 1, 2005 is incorporated herein by reference to Exhibit (h)(vii) of PEA 80.

(i)	Not applicable.

(j)(i)	Not applicable.

(j)(ii)	Power of Attorney executed by Walter W. Bettinger II, dated January 1, 2016 is filed herein as Exhibit (j)(ii).

(j)(iii)	Power of Attorney executed by Marie A. Chandoha, dated January 1, 2016 is filed herein as Exhibit (j)(iii).

(j)(iv)	Power of Attorney executed by Joseph R. Martinetto, dated January 1, 2016 is filed herein as Exhibit (j)(iv).

(j)(v)	Power of Attorney executed by Robert W. Burns, dated January 1, 2016 is filed herein as Exhibit (j)(v).

(j)(vi)	Power of Attorney executed by John F. Cogan, dated January 1, 2016 is filed herein as Exhibit (j)(vi).

(j)(vii)	Power of Attorney executed by Stephen Timothy Kochis, dated January 1, 2016 is filed herein as Exhibit (j)(vii).

(j)(viii)	Power of Attorney executed by David L. Mahoney, dated January 1, 2016 is filed herein as Exhibit (j)(viii).

(j)(ix)	Reserved.

(j)(x)	Power of Attorney executed by Kimberly S. Patmore, dated January 1, 2016 is filed herein as Exhibit (j)(x).

(j)(xi)	Power of Attorney executed by Charles A. Ruffel, dated January 1, 2016 is filed herein as Exhibit (j)(xi).

(j)(xii)	Power of Attorney executed by Gerald B. Smith, dated January 1, 2016 is filed herein as Exhibit (j)(xii).

(j)(xiii)	Power of Attorney executed by Joseph H. Wender, dated January 1, 2016 is filed herein as Exhibit (j)(xiii).

ITEM 28.	EXHIBITS.

(j)(xiv)	Power of Attorney executed by Mark D. Fischer, dated January 1, 2016 is filed herein as Exhibit (j)(xiv).

(k)	Inapplicable.

(l)(i)	Purchase Agreement between Registrant and Schwab relating to the Schwab U.S. Treasury Money Fund is incorporated herein by reference to Exhibit (13)(a) of PEA No. 33.

(l)(ii)	Purchase Agreement between Registrant and Schwab relating to the Schwab Value Advantage Money Fund is incorporated herein by reference to Exhibit (13)(b) of PEA No. 33.

(l)(iii)	Purchase Agreement between Registrant and Schwab relating to the Schwab Investor Money Fund and the Schwab Retirement Advantage Money Fund is incorporated herein by reference to Exhibit (13)(c) of PEA No. 33.

(l)(iv)	Purchase Agreement between Registrant and Schwab relating to the Schwab New York Municipal Money Fund is incorporated herein by reference to Exhibit (13)(d) of PEA No. 33.

(l)(v)	Purchase Agreement between Registrant and Schwab relating to the Schwab Municipal Money Fund-Value Advantage Shares is incorporated herein by reference to Exhibit (13)(e) of PEA No. 33.

(l)(vi)	Purchase Agreement between Registrant and Schwab relating to the Schwab California Municipal Money Fund-Value Advantage Shares is incorporated herein by reference to Exhibit (13)(f) of PEA No. 33.

(l)(vii)	Purchase Agreement between Registrant and Schwab relating to the Schwab New York Municipal Money Fund-Value Advantage Shares is incorporated herein by reference to Exhibit (13)(g) of PEA No. 33.

(l)(viii)	Purchase Agreement between Registrant and Schwab relating to the Schwab New Jersey Municipal Money Fund is incorporated herein by reference to Exhibit (13)(i) of PEA No. 33.

(l)(ix)	Purchase Agreement between Registrant and Schwab relating to the Schwab Pennsylvania Municipal Money Fund is incorporated herein by reference to Exhibit (13)(j) of PEA No. 33.

(l)(x)	Purchase Agreement between Registrant and Schwab relating to the Schwab AMT Tax-Free Money Fund is incorporated herein by reference to Exhibit (13)(k) of Post-Effective Amendment No. 31 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on December 3, 1997.

(l)(xi)	Purchase Agreement between Registrant and Schwab relating to the Schwab Value Advantage Money Fund - Institutional Shares is incorporated herein by reference to Exhibit (l)(xii) of Post-Effective Amendment No. 46 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on November 15, 2002.

(l)(xii)	Purchase Agreement between Registrant and Schwab relating to the Schwab Value Advantage Money Fund - Select Shares® is incorporated herein by reference to Exhibit (l)(xiv) of Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on February 24, 2003.

(l)(xiii)	Purchase Agreement between Registrant and Schwab relating to the Schwab Massachusetts Municipal Money Fund is incorporated herein by reference to Exhibit (l)(xiv) of Post-Effective Amendment No. 52 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on May 8, 2003 (hereinafter referred to as PEA No. 52).

(l)(xiv)	Purchase Agreement between Registrant and Schwab relating to the Schwab Municipal Money Fund - Institutional Shares and Select Shares is incorporated herein by reference to Exhibit (l)(xv) of PEA No. 52.

(l)(xv)	Purchase Agreement between Registrant and Schwab relating to the Schwab Cash Reserves – Sweep Shares and Schwab Advisor Cash Reserves – Sweep Shares and Premier Sweep Shares is incorporated herein by reference to Exhibit (l)(xvi) of Post-Effective Amendment No. 55 to Registrant’s Registration Statement on Form N-1A (File No. 811-5954), electronically filed with the SEC on July 8, 2004.

(l)(xvi)	Purchase Agreement between Registrant and Schwab relating to the Schwab Treasury Obligations Fund – Value Advantage Shares and Sweep Shares is incorporated herein by reference to Exhibit (l)(xvii) to PEA No. 80.

(m)	Inapplicable.

(n)(i)	Amended and Restated Multiple Class Plan, adopted on October 20, 1989, amended and restated as of December 10, 2014, is incorporated herein by reference to Exhibit (n)(i) of PEA No. 90.

ITEM 28.	EXHIBITS.
(n)(ii)	Amended Schedule A, dated December 10, 2014, to the Amended and Restated Multiple Class Plan, adopted on October 20, 1989, amended and restated as of December 10, 2014, is incorporated herein by reference to Exhibit (n)(ii) of PEA No. 90.

(o)	Inapplicable.

(p)	Registrant, Investment Adviser and Schwab Code of Ethics, dated June 14, 2013, is incorporated herein by reference to Exhibit (p) of PEA No. 86.
ITEM 29.        PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.
The Board of Trustees of the Registrant is identical to the boards of trustees of Schwab Strategic Trust, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Laudus Trust. Each such trust has Charles Schwab Investment Management, Inc. as its investment adviser. In addition, the officers of the Registrant are also identical to those of each such other trust, with the exception of the Chief Legal Officer and Secretary/Clerk. Certain of the trustees and officers of the Registrant also serve on the board of trustees or as officers of Laudus Institutional Trust, as applicable. As a result, the above-named trusts may be deemed to be under common control with the Registrant. Nonetheless, the Registrant takes the position that it is not under common control with such other trusts because the power residing in the respective trusts’ boards and officers arises as a result of an official position with each such trust.
ITEM 30.         INDEMNIFICATION.
Article VIII of Registrant’s Amended and Restated Agreement and Declaration of Trust (Exhibit (1) hereto, which is incorporated herein by reference) provides in effect that Registrant will indemnify its officers and trustees against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise, or as fines and penalties, and counsel fees reasonably incurred by any such officer or trustee in connection with the defense or disposition of any action, suit, or other proceeding. However, in accordance with Section 17(h) and 17(i) of the 1940 Act and its own terms, said Agreement and Declaration of Trust does not protect any person against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In any event, Registrant will comply with 1940 Act Releases Nos. 7221 and 11330 respecting the permissible boundaries of indemnification by an investment company of its officers and trustees.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the 1933 Act), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
ITEM 31.         BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.
Registrant’s investment adviser, Charles Schwab Investment Management, Inc., a Delaware corporation, organized in October 1989 to serve as investment manager to Registrant, also serves as the investment manager to Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Schwab Strategic Trust and Laudus Trust, each an open-end management investment company. The principal place of business of the investment adviser is 211 Main Street, San Francisco, California 94105. The only business in which the investment adviser engages is that of investment adviser and administrator to Registrant, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Schwab Strategic Trust, investment adviser to Laudus Trust and any other investment companies that Schwab may sponsor in the future and an investment adviser to certain non-investment company clients.
The business, profession, vocation or employment of a substantial nature in which each director and/or senior or executive officer of the investment adviser (CSIM) is or has been engaged during the past two fiscal years is listed below. The name of any company for which any director and/or senior or executive officer of the investment adviser serves as director, officer, employee, partner or trustee is also listed below.
Name and Position with Adviser	Name of Other Company	Capacity
Charles R. Schwab, Chairman and Director	Charles Schwab & Co., Inc.	Chairman and Director
	Charles Schwab Bank	Chairman and Director
	The Charles Schwab Corporation	Chairman and Director

Name and Position with Adviser	Name of Other Company	Capacity
	Schwab Holdings, Inc.	Chairman, Chief Executive Officer and Director
	Schwab International Holdings, Inc.	Chairman and Chief Executive Officer
	Schwab (SIS) Holdings, Inc. I	Chairman and Chief Executive Officer
	Charles Schwab Foundation	Director
	JustAnswer Corp.	Director
	Museum of American Finance	Advisory Board
	San Francisco Museum of Modern Art	Board of Trustees
	Charles and Helen Schwab Foundation	Director
	Yahoo! Inc.	Director

Marie Chandoha, Director, President and Chief Executive Officer	Schwab Funds	Trustee, President and Chief Executive Officer
	Laudus Funds	Trustee, President and Chief Executive Officer
	Schwab ETFs	Trustee, President and Chief Executive Officer
	Charles Schwab Worldwide Funds, plc	Director
	Charles Schwab Asset Management (Ireland) Limited	Director

Omar Aguilar, Senior Vice President and Chief Investment Officer – Equities	Schwab Funds	Senior Vice President and Chief Investment Officer – Equities
	Laudus Funds	Senior Vice President and Chief Investment Officer – Equities
	Schwab ETFs	Senior Vice President and Chief Investment Officer – Equities

Brett Wander, Senior Vice President and Chief Investment Officer – Fixed Income	Schwab Funds	Senior Vice President and Chief Investment Officer – Fixed Income
	Laudus Funds	Senior Vice President and Chief Investment Officer – Fixed Income
	Schwab ETFs	Senior Vice President and Chief Investment Officer – Fixed Income

David Lekich, Chief Counsel and Senior Vice President	Charles Schwab & Co., Inc.	Senior Vice President and Associate General Counsel
	Schwab Funds	Secretary and Chief Legal Officer
	Laudus Funds	Vice President and Assistant Clerk
	Schwab ETFs	Secretary and Chief Legal Officer

Michael Hogan, Chief Compliance Officer	Schwab Funds	Chief Compliance Officer
	Schwab ETFs	Chief Compliance Officer
	Laudus Funds	Chief Compliance Officer
	Charles Schwab & Co., Inc.	Senior Vice President and Chief Compliance Officer

Name and Position with Adviser	Name of Other Company	Capacity
George Pereira, Senior Vice President, Chief Financial Officer and Chief Operating Officer	Schwab Funds	Senior Vice President and Chief Operating Officer
	Laudus Funds	Senior Vice President and Chief Operating Officer
	Schwab ETFs	Senior Vice President and Chief Operating Officer
	Charles Schwab Worldwide Funds, plc	Director
	Charles Schwab Asset Management (Ireland) Limited	Director
ITEM 32.         PRINCIPAL UNDERWRITERS.
(a) Schwab acts as principal underwriter and distributor of Registrant’s shares. Schwab also acts as principal underwriter for the Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios and may act as such for any other investment company which Schwab may sponsor in the future.
(b) Information with respect to Schwab’s directors and officers is as follows:
Name	Position and Offices with the Underwriter	Position and Offices with the Registrant
Charles R. Schwab	Chairman	None
Walter W. Bettinger II	President and Chief Executive Officer	Chairman and Trustee
Steven H. Anderson	Executive Vice President, Schwab Retirement Plan Services	None
Ron Carter	Executive Vice President, Operational Services	None
Bernard J. Clark	Executive Vice President and Head of Advisor Services	None
Jonathan M. Craig	Executive Vice President and Chief Marketing Officer	None
Peter Crawford	Executive Vice President, Finance	None
David R. Garfield	Executive Vice President, General Counsel and Corporate Secretary	None
G. Andrew Gill	Executive Vice President, Client Solutions	None
Naureen Hassan	Executive Vice President, Investor Services Segments and Platforms	None
Lisa Kidd Hunt	Executive Vice President, International Services and Special Business Development	None
Terri R. Kallsen	Executive Vice President, Investor Services	None
Joseph R. Martinetto	Executive Vice President and Chief Financial Officer	None
James D. McCool	Executive Vice President, Corporate Initiatives	None
Jim McGuire	Executive Vice President and Chief Information Officer	None
Nigel J. Murtagh	Executive Vice President, Corporate Risk	None
Leona Tang	Executive Vice President, Internal Audit	None
Martha Tuma	Executive Vice President, Human Resources	None

Name	Position and Offices with the Underwriter	Position and Offices with the Registrant
Paul V. Woolway	Executive Vice President and President, Charles Schwab Bank	None
The principal business address of all directors and officers of Schwab is 211 Main Street, San Francisco, CA 94105.
(c) None.
ITEM 33.         LOCATION OF ACCOUNTS AND RECORDS.
All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act and the Rules thereunder are maintained at the offices of: Registrant and Registrant’s investment adviser and administrator, Charles Schwab Investment Management, Inc., 211 Main Street, San Francisco, California 94105; Registrant’s principal underwriter, Charles Schwab & Co., Inc., 211 Main Street, San Francisco, California, 94105; Registrant’s Custodian/Fund Accountant: State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111.
ITEM 34.         MANAGEMENT SERVICES.
None.
ITEM 35.         UNDERTAKINGS.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the 1933 Act), and the Investment Company Act of 1940, as amended, Registrant has duly caused this Post-Effective Amendment No. 95 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Washington in the District of Columbia, on the 12th day of January, 2016.
THE CHARLES SCHWAB FAMILY OF FUNDS
Registrant

Marie A. Chandoha*
Marie A. Chandoha, President and Chief Executive Officer
Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 95 to Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacities indicated this 12th day of January, 2016.
Signature	Title
Walter W. Bettinger II* Walter W. Bettinger II	Chairman and Trustee
Marie A. Chandoha* Marie A. Chandoha	Trustee, President and Chief Executive Officer
Joseph R. Martinetto* Joseph R. Martinetto	Trustee
Robert W. Burns* Robert W. Burns	Trustee
John F. Cogan* John F. Cogan	Trustee
Stephen Timothy Kochis* Stephen Timothy Kochis	Trustee
David L. Mahoney* David L. Mahoney	Trustee
Kimberly S. Patmore* Kimberly S. Patmore	Trustee
Charles A. Ruffel* Charles A. Ruffel	Trustee
Gerald B. Smith* Gerald B. Smith	Trustee
Joseph H. Wender* Joseph H. Wender	Trustee
Mark D. Fischer* Mark D. Fischer	Treasurer and Chief Financial Officer

*By:	/s/ Douglas P. Dick Douglas P. Dick, Attorney-in-Fact Pursuant to Power of Attorney

EXHIBIT INDEX
Exhibit (j)(ii)	Power of Attorney for Walter W. Bettinger II
Exhibit (j)(iii)	Power of Attorney for Marie A. Chandoha
Exhibit (j)(iv)	Power of Attorney for Joseph R. Martinetto
Exhibit (j)(v)	Power of Attorney for Robert W. Burns
Exhibit (j)(vi)	Power of Attorney for John F. Cogan
Exhibit (j)(vii)	Power of Attorney for Stephen Timothy Kochis
Exhibit (j)(viii)	Power of Attorney for David L. Mahoney
Exhibit (j)(x)	Power of Attorney for Kimberly S. Patmore
Exhibit (j)(xi)	Power of Attorney for Charles A. Ruffel
Exhibit (j)(xii)	Power of Attorney for Gerald B. Smith
Exhibit (j)(xiii)	Power of Attorney for Joseph H. Wender
Exhibit (j)(xiv)	Power of Attorney for Mark D. Fischer